*** GRAPHON LETTERHEAD ***

August 10, 2005

Mark P. Shuman
Branch Chief—Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20002

  RE:
  GraphOn Corporation
  Registration Statement on Form S-1
  Filed May 10, 2005
  File No. 333-124791

  Form 10-K for the Year Ended December 31, 2004
  Filed on April 15, 2005
  Form 10-Q for the Quarter Ended March 31, 2005
  Filed on May 23, 2005
  File No. 0-21683

Dear Mr. Shuman:

        We are filing, via EDGAR, Amendment No. 1 to the above referenced Registration Statement. We are sending the Staff under separate cover five copies of the Registration Statement in paper format marked to indicate changes from the prior filing.

        Please find below responses to the questions you raised in your comment letter of June 9, 2005. Should you have any further follow-up questions to these, or other items, kindly contact me and I will provide you with responses as quickly as possible. I have listed your questions in the order they were raised, each one followed by the applicable response.

Registration Statement on Form S-1

Certain Transactions

1.
We note your disclosure in the third paragraph of your Item 404 certain relationships disclosure regarding the terms of the NES acquisition and role of Mr. Wesinger. Please advise us as to whether you believe Mr. Wesinger is an "affiliate" of the registrant. In providing us with your analysis, please consider Mr. Wesinger's former role as director, president and majority shareholder of NES, his current 10.6% ownership in the registrant and the nature of his current employment with the issuer. Further, please describe his employment responsibilities and duties. If there is a written position description, please provide a copy with your response.

        We do not believe that Mr. Wesinger is an "affiliate" of our company. Although he was a director, president and majority shareholder of NES, Mr. Wesinger is neither a "director," an "executive officer," nor an "officer" of our company as such terms are defined in Rule 405 under the Securities Act of 1933. None of Mr. Wesinger's responsibilities and duties involve the performance of any policy making functions for our company. Rather, they are limited primarily to the development of new patents and add-ons to existing patents, and to assist in the development of commercially viable products based on the patented technology either acquired in the NES acquisition and/or subsequently developed. We do not have a written employment agreement with Mr. Wesinger. We have no written description of his employment responsibilities and duties.

        Mr. Wesinger has not exercised, or attempted to exercise, any control over our company since he acquired our common stock in exchange for his equity interest in NES. As of the date hereof, Mr. Wesinger owns approximately 8.9% of our outstanding common stock. Three other shareholders beneficially own, respectively, 18.5%, 11.6% and 8.2%, or an aggregate of 38.3%, of our outstanding common stock, which effectively minimizes any potential for Mr. Wesinger to exercise control over our company. Such persons, who purchased their respective shares in the 2005 private placement, the 2004 private placement, or both, have no affiliation or association with Mr. Wesinger.

2.
We note Mr. Wesinger's receipt of nearly five million shares in connection with the NES acquisition. It appears that under the stock pledge agreement with Mr. Wesinger filed as Exhibit 10.11 Mr. Wesinger agreed to pay you 25% of the gross proceeds of any sale or transfer of Mr. Wesinger's shares. Please clarify whether the shares of GraphOn offered by Mr. Wesinger are subject to this agreement to share sales proceeds. Further, analyze whether as a consequence of the company's participation in the offering proceeds, Mr. Wesinger will be acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Tell us why you believe the offering of Mr. Wesinger's shares should not be viewed as an indirect primary offering conducted on your behalf.

        Under the terms of the stock pledge agreement between Mr. Wesinger and our company (Exhibit 10.11), Mr. Wesinger pledged his NES shares as collateral for repayment of his promissory note (Exhibit 10.10), and agreed to pay us 25% of any proceeds that he derived from subsequent sales of these shares, to be applied in reduction of the then outstanding balance of such note.

        Upon the consummation of the NES acquisition, all of the outstanding shares of NES were exchanged for shares of our common stock, at the agreed upon exchange ratio, and Mr. Wesinger's pledged NES shares were replaced by a corresponding pledge of his newly-issued GraphOn shares.

        We respectfully submit that the repayment of a loan with the proceeds derived from the sale of collateral is a common business practice and should not be deemed as an indirect primary offering of our common stock. We expect repayment of Mr. Wesinger's loan, irrespective of whether the underlying collateral is sold.

Financial Statements

3.
Please update the financial statements pursuant to Rule 3-12 of Regulation S-X. Also include currently dated consents of independent accountants in the next amended registration statement.

        The financial statements in the Registration Statement have been updated pursuant to Rule 3-12 of Regulation S-X. Reference is made to Exhibits 23.1 and 23.2 for the currently dated consents of the Independent Registered Public Accounting Firms.

Item 15. Recent Sales of Unregistered Securities

4.
Revise your disclosure of the 9,599,993 share issuance on January 31, 2005 to disclose the number of purchasers in the class of persons to whom these unregistered shares were sold. Further, please describe more precisely the nature of the transaction and aggregate amount or value of the non-cash consideration received. See Items 701(b) and (c) of Regulation S-K.

        Reference is made to the revised disclosure in Part II, Item 15 of the Registration Statement.

Form 10-K for the Year Ending December 31, 2004

Summary of Significant Accounting Policies
Revenue Recognition, Page 32

5.
We note that you market and sell your products through independent software vendors (ISVs), value-added resellers (VARs) and application service providers (ASPs)(your pages 5 and 6). Tell us your revenue recognition policy on sales made through these third-party channels. Indicate how you confirm that an end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from the ISVs, VARs and ASPs and the timeliness of this evidence. Indicate whether there are any rights of return held by the third party channels or end user. If so, tell us how your accounting complies with paragraph 6 of SFAS 48. Tell us what considerations you gave to including any of the foregoing revenue recognition policies in your notes to consolidated financial statements.

        Certain of the ISVs, VARs and ASPs with whom we do business prepay for their inventory.

        When an ISV, VAR or ASP prepays for licenses that they intend to resell, assuming all other revenue recognition criteria have been met, we recognize licensing revenue upon delivery of the licenses purchased via the prepayment. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer, which generally occurs when the media containing the licensed program(s) is provided to a common carrier. In the case of electronic delivery, delivery occurs when the customer is given access to the licensed program(s). The ISV, VAR or ASP provides us with "sell-through" reports, typically monthly, detailing the number of prepaid licenses purchased from us, the number that they have sold to other parties, and the ending inventory balance of licenses available for future sale as well as information related to their customer, including such details as customer name, date of sale, number of licenses sold and contact information.

        We monitor the inventory levels of the ISVs, VARs and ASPs via the sell-through report and reconcile the sell-through report with our records. We monitor the inventory levels of the ISVs, VARs and ASPs in effort to determine whether we believe their inventory levels are too high. We consider factors such as prior sales levels, backlog, current sales and marketing initiatives and others in order to reach a determination on their inventory levels. In cases where we believe their inventory levels are too high our primary option is to discontinue accepting orders until such time as we believe factors indicate that inventory levels have returned to an appropriate level.

        When an ISV, VAR or ASP does not prepay for licenses, we generally recognize revenue upon receipt of their sell-through report. We typically will deliver licenses to the ISV, VAR or ASP throughout the month and reconcile our delivery records to their sell-through reports and recognize revenue for all licenses delivered during the month at the end of the month.

        Sell-through reports are generally received from all ISVs, VARs and ASPs within a few workdays after month end, during our closing process, thereby enabling us to recognize the licensing revenue in the period in which sell-through occurs. All of our sales are final; there are no rights of return granted to ISVs, VARs, ASPs or other purchasers of our software products and we do not have a practice of allowing such returns.

        We have not included these revenue recognition policies in the notes to consolidated financial statements in the past, as we believed the disclosures that were made adequately disclosed the material elements of our revenue recognition policies. However, we have included these policies in the amended registration statement and will include them in our future filings, as long as they are applicable.

Note 10. Stockholders' Equity, Page 39

6.
We note that you granted warrants to purchase 500,000 shares of common stock at $.23 per share and warrants to purchase an aggregate of 250,000 shares of common stock at $.33 share to Griffin Securities and its affiliates as a placement fee for the January 29, 2004 private placement of common stock. See your Item 15 of your Form S-1 filed May 10, 2005. Tell us how you accounted for and recognized the value of these warrants. See SFAS No. 123, EITF 96-18 and EITF 00-18.

        Based on the terms of the agreement with Griffin Securities we determined that the measurement date for the warrants occurred in conjunction with the completion of the private placement. As of the measurement date, we used the Black-Scholes method to determine the estimated value of the warrants of $251,400. Our assumptions, consistent with those used during 2004, were: dividend yield of 0, expected volatility of 60%, risk-free interest rate of 1.5% and expected life of 5 years, for both sets of warrants.

        Upon issuance of the warrants, our accounting entry was a debit to additional paid-in capital, to recognize the value of the warrants issued as part of the compensation paid to Griffin Securities as a cost of raising the capital and a credit to additional paid-in capital to recognize the value of the warrants as a non-cash contribution to equity. Thus, the entry to record the issuance of the warrants to Griffin resulted in a net impact of $0 being recognized within the equity section of our balance sheet. All of the calculated value of the warrants was recognized at the time of issuance, as Griffin had no obligation to perform further services related to the warrants.

7.
Tell us how you allocated the proceeds of the private placement between the preferred stock and the warrants and how you considered if a beneficial conversion feature existed at the commitment date. See EITF 98-5 and 00-27. In addition, tell us how you accounted for the warrants issued pursuant to the finder's agreement. Please be specific in your response.

        The proceeds of the private placement were allocated first to the value of the warrants, with the remainder allocated to the preferred stock. The estimated $857,300 value of the warrants was determined using the Black-Scholes method and the assumptions noted above. Pursuant to the finder's agreement we determined that the measurement date for the warrants occurred in conjunction with the completion of the private placement. We recorded a credit to additional paid-in capital, representing the estimated value of the warrants. An offsetting debit was recorded to additional pain-in capital representing the associated cost of raising capital and netted against the proceeds raised.

        We do not believe that the preferred shares contained a beneficial conversion feature because the holders of the preferred stock did not have an option to convert their shares into common stock; rather, the conversion was mandatory upon the vote of the shareholders at the March 29, 2005 Special Meeting of Shareholders to amend our Articles of Incorporation.

        Please do not hesitate to contact me at 831-475-3032, or Bob Dixon, GraphOn Controller, at (831) 475-3018 if you have any questions or comments.

Sincerely,
/s/ WILLIAM D. SWAIN William D. Swain Chief Financial Officer
cc:	Ira I. Roxland, Esq. Sonnenschein, Nath & Rosenthal LLP 1221 Avenue of the Americas, 24th floor New York, NY 10020 (212) 768-6700 ph (212) 768-6800 fx